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                                                                       Exhibit 1

                           [SUDBURY, INC. LETTERHEAD]


To Our Stockholders:                                           November 22, 1996

On behalf of the Board of Directors of Sudbury, Inc. (the "Company"), I wish to inform you that the Company has entered into an Agreement and Plan of Merger dated as of November 18, 1996 (the "Merger Agreement") with Intermet Corporation ("Parent") and I M Acquisition Corp., its wholly owned subsidiary (the "Purchaser"), pursuant to which the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company for $12.50 net per share in cash without interest. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $12.50 net per share in cash without interest.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY'S STOCKHOLDERS AND ALL DIRECTORS PRESENT AT THE MEETING TO CONSIDER THE OFFER AND THE MERGER APPROVED THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion dated November 18, 1996, of Alex. Brown & Sons Incorporated, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by the holders of the Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger, taken together, was fair from a financial point of view, to such holders.

In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase dated November 22, 1996, of the Purchaser, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Jacques R. Sardas
                                          ------------------------------------
                                          Jacques R. Sardas
                                          Chairman and Chief Executive Officer